

16013528

ITEDSTATES
)EXCHANGECOMMISSION
ngton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Packerland Brokerage Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

432 Security Blvd
(No. and Street)

Green Bay	WI	54313
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Meier (920) 662-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum, LLP
(Name – *if individual, state last, first, middle name*)

111 S Pfingesten Road	Deerfield	IL	60015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Meier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Packerland Brokerage Services, Inc., as of February 26, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Director of Finance and Operations

Title



Notary Public

My commission expires November 22, 2019


Ciara Carley
Notary
Public
State of Wisconsin

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACKERLAND BROKERAGE SERVICES, INC.

FINANCIAL STATEMENTS WITH REPORT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2015

PACKERLAND BROKERAGE SERVICES, INC.

TABLE OF CONTENTS

DECEMBER 31, 2015

Page

1-2 SEC Form X-17A-5

3-4 Report of Registered Independent Public Accounting Firm

FINANCIAL STATEMENTS

5 Statement of Financial Condition

6 Statement of Income

7 Statement of Changes in Stockholders' Equity

8 Statement of Cash Flows

9-14 Notes to Financial Statements

SUPPLEMENTAL INFORMATION

15 Schedule I: Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1

16 Schedule II: Computation for Determination of the Reserve Requirements Under Rule 15c3-3

17 Schedule III: Information Relating to the Possession or Control Requirements Under Rule 15c3-3

18 Report Of Independent Registered Public Accounting Firm

19 Exemption Report

20-21 Independent Accountant's Agreed-Upon Procedures Report On Schedule Of Assessment And Payments (FORM SIPC-7)

22-23 SIPC - 7



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Packerland Brokerage Services, Inc.

We have audited the accompanying financial statements of Packerland Brokerage Services, Inc. which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Packerland Brokerage Services, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Packerland Brokerage Services, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.



Marcum LLP ▪ 111 S. Pfingsten Road ▪ Suite 300 ▪ Deerfield, Illinois 60015 ▪ **Phone** 847.282.6300 ▪ **Fax** 847.282.6301 ▪ **www.marcumllp.com**

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Packerland Brokerage Services, Inc.'s financial statements. The supplemental information is the responsibility of Packerland Brokerage Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marcum LLP

Deerfield, Illinois
February 26, 2016

Packerland Brokerage Services, Inc.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS		
Cash	$	978,591
Clearing deposits		65,418
Concessions receivable		266,374
Representatives receivable		66,771
Prepaid expenses		241,086
Refundable income taxes		118,559
Property and equipment, net		94,341
Deferred tax asset		140,431
Investment in affiliate		93,059
TOTAL ASSETS	**$**	**2,064,630**
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Commissions Payable	$	224,989
Account Payable		12,878
Advanced rep collections		408,846
Accrued wages and payroll taxes		89,054
Long-term debt		147,983
Other Liabilities		50,000
Deferred tax liability		132,658
TOTAL LIABILITIES		1,066,408
STOCKHOLDERS' EQUITY		
Common stock, no par value, 720,000 authorized; 679,760 shares issued and outstanding		165,590
Additional paid-in-capital		409,028
Treasury stock at cost, 320,229 shares		(871,121)
Retained earnings		1,294,725
TOTAL STOCKHOLDERS' EQUITY		998,222
TOTAL	**$**	**2,064,630**

The accompanying notes are an integral part of these statements.

Packerland Brokerage Services, Inc.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES:		
Concessions	$	14,222,962
Trading		3,019,108
Other		522,024
Total Revenue		17,764,094
EXPENSES:		
Commission Expense		15,183,506
Payroll Expense		1,616,181
Other Expense		935,258
Total Expenses		17,734,945
NET INCOME BEFORE INCOME TAXES		29,149
INCOME TAX PROVISION		17,752
NET INCOME	**$**	**11,397**

The accompanying notes are an integral part of these statements.

Packerland Brokerage Services, Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock	Additional Paid-in-Capital	Treasury Stock	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2015	$165,590	$294,200	$(700,821)	$1,283,328	$ 1,042,297
Net income	-	-	-	11,397	11,397
Stock awards	-	103,528	-	-	103,528
Issuance of treasury stock	-	11,300	21,700	-	33,000
Purchase of treasury stock	-	-	(192,000)	-	(192,000)
Balance, December 31, 2015	**$165,590**	**$409,028**	**$(871,121)**	**$1,294,725**	**$ 998,222**

The accompanying notes are an integral part of these statements.

Packerland Brokerage Services, Inc.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	11,397
Adjustment to reconcile net income to net cash used in operating activities		
Depreciation		47,108
Income from affiliate		(41,399)
Provision for deferred taxes		(42,432)
Clearing account changes		(13)
Stock Awards		103,528
Changes in assets and liabilities:		
(Increase) decrease in assets		
Concessions receivable		(78,073)
Representative receivable		(24,478)
Prepaid expenses		(7,312)
Refundable income taxes		(118,559)
Increase (decrease) in current liabilities		
Commissions payable		58,208
Accounts payable		2,018
Advanced rep collections		55,429
Accrued wages and payroll taxes		36,054
Income taxes payable		(151,143)
Net Cash (Used In) Operating Activities		(149,667)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment		(15,608)
Distributions received from affiliate		18,000
Net Cash Provided by Investing Activities		2,392
CASH FLOWS FROM FINANCING ACTIVITIES		
Principal payments on long-term debt		(70,732)
Purchase of treasury stock		(192,000)
Sale of treasury stock		33,000
Net Cash (Used In) Financing Activites		(229,732)
Net Decrease in Cash		(377,007)
CASH AT BEGINNING OF YEAR		1,355,652
CASH AT END OF YEAR	**$**	**978,645**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest	$	5,594
Income taxes		151,143

The accompanying notes are an integral part of these statements.

PACKERLAND BROKERAGE SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 1 –Significant Accounting Policies

Nature of Operations – Packerland Brokerage Services, Inc. (the "Company") is a Wisconsin corporation formed on July 11, 1994, for the purpose of conducting business as a registered broker-dealer in securities and as a registered investment advisor with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company has an office in Green Bay, Wisconsin, and serves primarily individual customers in the Midwest.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Revenue Recognition - The primary source of revenue for the Company is fees earned through commissions. These commissions and fee may be generated through upfront commission, trail and/or 12B1 Fees, Investment Advisory Fees or other nonrelated selling agreements. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Clearing Deposit – In accordance with an agreement with its clearing broker, Hilltop Securities, Inc.," Hilltop", the Company is required to maintain a cash deposit with Hilltop in the amount of $50,000. The Company is dependent on Hilltop for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. The Company has $65,418 on deposit with Hilltop as of December 31, 2015.

Concessions Receivable – The Company's concessions receivable consists of commissions due from various insurance and mutual fund companies. At December 31, 2015, approximately 83% of these commissions are payable to the Company's sales representatives and are paid upon collection. No bad debt reserve is determined to be necessary, because the effect on net income would not be significant. The Company closely monitors outstanding concessions receivable. When receivables are determined to be uncollectible, the amount is charged back to the sale representative, reversing both the receivable and payable.

Property and Equipment –Property and equipment that is capitalized is stated at cost. Depreciation is computed by using straight-line method for the useful life of 3 to 8 years for financial reporting. Depreciation expense for the years ended December 31, 2015 was $47,108.

PACKERLAND BROKERAGE SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2015

NOTE 1 –Significant Accounting Policies – continued

Deferred Income Taxes – Deferred income taxes are provided for with respect to timing differences in reporting income for financial statement and tax purposes that arise from differences in methods of accounting for depreciation expense, reserve for errors and omissions, advance collections, prepaid expenses, and stock award compensation. For tax purposes, depreciation expense is reported using accelerated methods.

Income Taxes - U.S. GAAP requires management to evaluate tax positions taken by the Company and recognize a liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by a taxing authority. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in process. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense, if incurred. The Company is no longer subject to Federal tax examinations by tax authorities for years before 2012 and state examinations for years before 2011.

Use of Estimates – Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

NOTE 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 15 to 1. At December 31, 2015, the Company had net capital of $306,914, and required net capital of $62,250. At December 31, 2015, the ratio of aggregate indebtedness to net capital was 304.24 to 1.00.

NOTE 3 – Provision for Income Taxes

The components of the income tax provision are as follows for the year ended December 31, 2015:

	2015
Current income tax expense:	
Federal	$ 40,162
State	20,022
Total current	60,184
Deferred income tax expense (benefit):	
Federal	(32,611)
State	(9,821)
Total deferred	(42,432)
Provision for income taxes	$ 17,752

NOTE 4 – Stock-Based Compensation

Stock-based compensation expense related to employee stock restricted stock awards recognized for the year ended December 31, 2015 is $103,528, and is included in payroll expense. At December 31, 2015, total unamortized stock-based compensation cost related to non-vested restricted stock is $152,166, which is expected to be recognized over the next two years. Fair value was determined by the Company's "Fair Market Value Business Valuation" performed by an independent valuation firm dated July 31, 2011.

NOTE 5 – Retirement Plans

The Company provides a Simplified Employee Pension Plan with a salary reduction option for its employees. All employees that are eligible can participate in this plan. Employees are eligible if they earned at least $5,000 in the previous year and are expected to earn $5,000 in the current year. Participants can elect to contribute a percentage of their annual compensation. The Company matches dollar for dollar each employee's contributions up to 3% of gross salary. The Company contributed $28,793 to the plan during the year ended December 31, 2015.

NOTE 6 – Related Party Transactions

Investment – The Company has a net investment of $93,059 and is a fifty percent (50%) owner in Packerland Building, LLC. Packerland Building, LLC has an outstanding mortgage of $147,462 at December 31, 2015. The Company uses the equity method to report this investment, as the Company has identified another entity to be the primary beneficiary.

Leases – The Company entered into a lease agreement for office space for its Green Bay location with Packerland Building, LLC on September 1, 2012 for two years at an annual rate of $106,817, with 3% annual increases. On September 1, 2014, the lease was renewed for three years at an annual rate of $110,021, with 2.5% annual increases. Lease payments for the year ended December 31, 2015 were $110,938. The Company is also responsible for all utilities. The Company has an option to renew the lease for two years at the end of the lease term.

At December 31, 2015, future minimum lease payments are as follows:

2016	$ 113,711
2017	77,061
Total	$ 190,722

PACKERLAND BROKERAGE SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS - Continued
December 31, 2015

NOTE 6 – Related Party Transactions - Continued

Long-Term Debt – On December 26, 2012, the Company purchased 131,840 shares of its common stock from its Board Chairman at $3.14 per share for a total price of $413,978. Per the stock redemption agreement, the Company paid $60,000 on the date of purchase with the remaining balance being financed through a five-year promissory note, bearing an interest rate of 3%. Future principal payments as of December 31, 2015 are as follows:

2016	$ 72,883
2017	75,100
Total	**$ 147,983**

NOTE 7 – Off-Balance-Sheet Risk and Concentration of Risk

Customer transactions are introduced to and cleared through the Company's clearing broker, Hilltop, on a fully-disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines. The customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company maintains cash balances at financial institutions which are insured by the Federal Deposit Insurance Corporation (FDIC). The Company's deposits may exceed the $250,000 insurance limit at any point during the year. The Company's management monitors the risk of these balances throughout the year. At December 31, 2015, there was uninsured balance of $827,504. The Company does not require collateral or other security to support deposits subject to this credit risk.

NOTE 8 – Indemnifications

The Company has retained legal counsel regarding unresolved arbitrations. An unfavorable outcome in these arbitrations could result in material damages. The Company has denied any and all liability for any loss incurred by the plaintiffs and is vigorously defending the claims.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown. However, it is at least reasonably possible that the Company's estimate of these liabilities may change in the near term. Any additional payments by reason of an adverse determination in these matters will be charged to earnings in the period of determination.

NOTE 9 – Regulatory Exams

From time to time, the Company receives requests for information from, and has been subject to examination by, the SEC, the Financial Industry Regulatory Authority, and various other regulatory authorities concerning the Company's business activities and practices. In certain instances, these examinations have led to regulatory enforcement referrals, which may have a material adverse effect on the Company. Management assesses whether a loss is probable and if the amount can be reasonably estimated prior to making any accruals. As of December 31, 2015 the Company has made no accruals relating to potential negative or adverse regulatory action, as no such actions are probable or estimable.

SUPPLEMENTARY INFORMATION

PACKERLAND BROKERAGE SERVICES, INC.

SCHEDULE I: COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2015

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Stockholders' equity	$	988,222
Deductions:		
Unallowable receivable		(3,887)
Property and equipment, net		(94,341)
Investment in affiliate		(93,059)
Other assets		(500,021)
Total deductions	$	(691,308)
Net Capital		306,914
Minimum required net capital		62,250
(Minimum of $50,000 or 6 2/3% of Aggregate Indebtedness)		
Capital in excess of minimum requirement	**$**	**244,644**
Ratio of aggregate indebtedness to net capital		**304.24**

AGGREGATE INDEBTEDNESS		
Commissions payable	$	224,988
Accounts payable		12,879
Advanced rep collections		408,846
Accrued wages and payroll taxes		89,054
Long-term debt		147,983
Other liabilities		50,000
TOTAL AGGREGATE INDEBTEDNESS	**$**	**933,750**

Note: There are no material differences between the preceding computation and the Company's corresponding originally unaudited Part II Form X-17A-5 as of December 31, 2015.

See Report of Independent Registered Public Accounting Firm

PACKERLAND BROKERAGE SERVICES, INC.
SCHEDULE II: COMPUTATION FOR DETERMINATION OF THE RESERVE
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2015

Packerland Brokerage Services, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

See Report of Independent Registered Public Accounting Firm

PACKERLAND BROKERAGE SERVICES, INC.
SCHEDULE III: INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2015

Packerland Brokerage Services, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

See Report of Independent Registered Public Accounting Firm


MARCUM
ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Packerland Brokerage Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Packerland Brokerage Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that Packerland Brokerage Services, Inc. met the identified exemption provisions throughout the most recent fiscal year, except as described in its Exemption Report. Packerland Brokerage Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Packerland Brokerage Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Deerfield, Illinois
February 26, 2016


MARCUMGROUP
MEMBER

Marcum LLP ▪ 111 S. Pfingsten Road ▪ Suite 300 ▪ Deerfield, Illinois 60015 ▪ **Phone** 847.282.6300 ▪ **Fax** 847.282.6301 ▪ **www.marcumllp.com**

PACKERLAND BROKERAGE SERVICES, INC.
EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

January 28, 2016

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(d):

- PACKERLAND BROKERAGE SERVICES is a broker/dealer registered with the SEC and FINRA
- PACKERLAND BROKERAGE SERVICES claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the year ended December 31, 2015.
- PACKERLAND BROKERAGE SERVICES is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:
    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.
- PACKERLAND BROKERAGE SERVICES has met the identified exemption provisions throughout the most recent fiscal year with the following exceptions:
    - 1/31/2015 – Representative held three checks for the same client in office waiting for FedEx pick up which exceeded allowed time to forward.
    - 2/17/2015 – Client dropped off three checks at the office, Representative did not realize the checks were there for two days.
    - 5/19/2015 - Representative held three checks for the same client in office waiting for FedEx pick up which exceeded allowed time to forward.
    - 7/16/2015 – Representative dropped a folder containing three client checks between the seats in his car and found them past the the allowed time to forward.
    - 9/16/2015 – OSJ received an application in the mail and did not realize a check was in the bottom of the envelope, exceeded the time allowed to forward.

The above statement is true and correct to the best of my and the Firm's knowledge.

Signed: 

Name: John Meier, Director of Finance and Operations


MARCUM
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of
Packerland Brokerage Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015 which were agreed to by Packerland Brokerage Services, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Packerland Brokerage Services, Inc.'s compliance with the applicable instructions of Form SIPC-7. Packerland Brokerage Services, Inc.'s management is responsible for Packerland Brokerage Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [NOT APPLICABLE];

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [groupings report reconciling the SIPC-7 amounts to the trial balance], noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [copy of draft SIPC-7 and groupings report] supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Deerfield, Illinois
February 26, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5

18*18*******2365*********************MIXED AADC 220
047572 FINRA DEC
PACKERLAND BROKERAGE SERVICES INC
432 SECURITY BLVD
GREEN BAY WI 54313-9709

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2,760.61

B. Less payment made with SIPC-6 filed (exclude interest) (Ø)

Date Paid

C. Less prior overpayment applied (18,733.04)

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (15,972.43)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ Ø

H. Overpayment carried forward $(15,972.43)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Packerland Brokerage Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dir Finance + Operations
(Title)

Dated the 18 day of February, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 17,764,117

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 16,659,872

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues — $ 1,104,245

2e. General Assessment @ .0025 — $ 2,760.61

(to page 1, line 2.A.)